Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(SEC Registration Statement No. 333-141813)

The information below forms part of the quarterly report of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) for the quarter ending March 31, 2007. Such information, which includes information pertaining to the acquisition of Compass Bancshares, Inc. is hereby filed by BBVA pursuant to Rule 425 under the Securities Act of 1933.

GROUP FINANCIAL INFORMATION

RELEVANT EVENTS

In the first quarter of 2007, the BBVA Group maintained the upward trend of recent years in all business areas. Greater business volume favoured net interest income, which is the main source of revenue. In fact, total revenues grew faster than expenses and this brought new improvements in efficiency and sharp increases in operating profit and net attributable profit.

Unlike recent periods, this quarter saw local currencies in the Americas fall against the euro and with a significant negative effect on earnings and the balance sheet. In the case of expenses and provisions the effect was positive and therefore the year-on-year comparisons at constant rates are particularly relevant. We provide these comparisons for all main items. As the year goes by, the difference between year-on-year comparisons at current and constant rates will probably decline due to changes in average exchange rates and to active management of structural exchange rate risk by the Group.

The most relevant aspects of the BBVA Group’s financial status and strategy in the first quarter are summarised below:

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In February BBVA announced an agreement to acquire 100% of Compass Bancshares Inc., to be financed by an exchange of shares and internal funds. The latter include proceeds from the sale of the Group’s holding in

Iberdrola, which produced capital gains of €696m after tax. In view of its importance, we provide more information on this operation at the end of this section.

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In the first quarter of 2007 the Group generated net attributable profit of €1,950m. After discounting the above capital gains related to Iberdrola (in view of their non-recurrent nature), net attributable profit comes to €1,254m. This is a 23.0% increase over the €1,020m obtained in the first quarter of 2006 and the increase would be 31.1% at constant exchange rates. The latter figure compares very favourably with the 21.0% obtained on the same basis for the whole of 2006.

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Earnings per share come to €0.55 and ROE stands at 34.7%. Without non-recurrent items, earnings per share are €0.35 (17.4% more than the €0.30 achieved in the first quarter last year) and ROE stands at 30.5% (34.1% at March 2006).

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The results are supported by solid operating profit of €3,196m. Without the Iberdrola capital gains the figure is €2,349m, rising 21.4% over the €1,936m obtained in the first quarter of 2006 (up 29.0% at constant exchange rates and beating the 23.2% obtained for the whole of 2006).

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The major source of revenue is net interest income. It increased 14.5% year-on-year (22.1% at constant rates), supported by higher volumes and an improvement in spreads. Net fee income and insurance revenues rose 3.7% (9.5% at constant exchange rates) and net trading income climbed 32.7% (without non-recurrent items).

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The growth in ordinary revenues before non-recurrent items (12.3% in euros and 18.9% at constant exchange rates) easily offset the increase in operating expense including depreciation (4.6% and 9.9%, respectively).

This led to a new improvement in the cost/income ratio which stands at 42.4% compared to 45.9% at this point a year ago.

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Lending has risen sharply in recent years and there is a greater proportion of the more profitable forms (consumer finance, credit cards and SME lending), which also have higher default rates. Despite this, the Group’s indices of asset quality continue at excellent levels. At 31-Mar-07 the non-performing loan (NPL) ratio improved to 0.84% (0.90% a year earlier) and the coverage ratio is 263.4% (261.7% at 31-Mar-06). Coverage funds amount to €7,093m at the end of March, and €5,061m are of a generic nature compared to €4,119m a year ago.

•	At 31-Mar-07, the Group’s capital base remained sound with core capital at 6.2% (6.2% at 31-Dec-06 and 5.6% at 31-Mar-06). Tier I stands at 7.7% and the BIS ratio is 11.6%.

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After payment of a third interim dividend of €0.132 per share on 10th January and the final dividend of €0.241 on 10th April, the total dividend paid against 2006 earnings comes to €0.637 per share. This was 20% more than the amount paid against 2005 results.

•	As in 2006, all business areas recorded improvements in efficiency and significant growth in revenues, operating profit and net profit.

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In the Spain & Portugal area, net interest income grew 13.2% year-on-year thanks to higher lending (up 15.7% with positive contributions from all the main units and types) and to the increase in customer funds (up 5.7%), and by an improvement in spreads. Other revenues increased 11.1% and ordinary revenues grew 12.4% whereas expenses only rose 1.4%. Therefore the cost/income ratio improved once more, lifting operating profit 21.1% and net attributable profit rose 26.9% to €601m.

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The Global Businesses area also had an excellent quarter with sharp increases in lending and customer funds. Ordinary revenues were up 19.7%, operating profit rose 30.2% and net attributable profit increased 29.5% to €189m. The investments in CITIC Group materialised in March. The Group recorded the 4.83% interest in China CITIC Bank as assets available for sale and the 14.58% interest in CITIC International Financial Holdings in Hong Kong as a holding that generates revenues via equity method.

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In the Mexico & USA area, lending and customer funds continue to grow strongly (up 39.5% and 22.6%, respectively, in local currency). Helped by a further increase in customer spreads, net interest income increased 33.9% at constant exchange rates. Net fee income and insurance revenue increased 19.5% and this boosted ordinary revenues 28.9%, outpacing the rise in expenses. This meant the cost/income ratio continued to improve and operating profit jumped 35.0%. This increase offset provisions, which doubled on higher lending, and lifted net attributable profit to €484m (up 26.1% at constant exchange rates). State National Bank in Texas became part of the BBVA Group in January.

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In the South America area, business is on the rise (lending is up 29.8% and customer funds are up 20.4% in local currencies). Net interest income rose 26.2% at constant exchange rates and net fee income plus insurance income increased 9.4%. Operating profit climbed 22.0% and net attributable profit rose 20.1% to €166m.

ECONOMIC ENVIRONMENT

In the initial months of 2007 the world’s economy remained positive. The United States is experiencing a gradual economic slowdown although there are still doubts about the real estate sector and high-risk mortgages. The European Union maintained the strength noted in recent quarters. The Spanish economy continues to grow at about 4% per year. The major emerging economies, including Latin America, continue to grow strongly, led by China. Stock markets suffered sharp declines between the end of February and early March due to the sudden correction in China and to doubts regarding the US economy. However, they recovered their previous levels in the following weeks.

US interest rates remained stable. The Federal Reserve has not modified the official reference rate of 5.25% since June 2006 and long-term rates continue to be lower. For its part, the European Central Bank lifted its rates a quarter point in March to 3.75%. The rise quickly extended to the markets displacing the yield curve, which remains fairly flat, and reducing the gap with US bonds. After various quarters of stability, the Mexican TIIE rose slightly to around 7.5% at the end of March.

In the first quarter the US dollar and most Latin-American currencies fell against the euro. In the last 12 months, all currencies with a significant impact on the BBVA Group’s financial statements, depreciated against the euro. The Mexican peso fell 10.2%, the Chilean peso 11.1%, the Argentine peso 10.1%, the US dollar and the Venezuelan bolivar 9.1%, etc. As a result, all the year-on-year comparisons on the Group's balance sheet at 31-Mar-07 suffer from the negative impact of exchange rates. The income statement is also negatively affected because the average exchange rates in the first quarter of 2007, compared to those in the same quarter last year, have deteriorated. The Mexican peso has fallen 11.8% against the euro, the Chilean peso 10.6%, the Argentine peso 9.3%, the dollar and the bolivar 8.3%, the Colombian peso 6.5% and the Peruvian sol 3.8%.

As the year goes by, the cumulative average depreciation in 2007 will decline compared to 2006. As an example, in the case of the Mexican peso, it is being compared with the average rate of the first quarter of 2006 which was 12.74 pesos to the euro, whereas the average rate for the year 2006 was 13.69, closer to the 14.44 average of the first quarter and 14.71 at 31-3-07. Helped by active management of structural exchange rate risk by BBVA, we expect the negative impact of exchange rates on the Group's income statement will be relatively smaller.

THE ACQUISITION OF COMPASS

On 16th February BBVA announced it had reached an agreement to acquire 100% of the share capital of Compass Bancshares, Inc. -an American banking group trading on NASDAQ- for about $9.6 billion.

BBVA will offer Compass’s shareholders a choice of 2.8 BBVA American Depositary Shares (ADS) for each Compass share or $71.82 per share in cash. This is a 16% premium over the average share price in the ten-day period prior to the announcement. A pro-rate allocation is planned if shareholders preferences do not coincide with the number of BBVA shares and the expected amount of cash (approximately 52% in shares and 48% in cash).

The transaction is backed by Compass’s board and is conditional on approval at its AGM and on approval from the authorities. BBVA’s board of directors will propose a capital increase at its Shareholders’ Meeting to cover the share swap, with a maximum of 196 million shares. The cash part of the operation will come from internal funds, including the sale of the Bank's 5.01% stake in Iberdrola (generating capital gains of €847m before tax). The acquisition will hopefully be concluded in the fourth quarter of 2007.

Compass was incorporated in 1970 as a general-purpose bank, with retail, credit cards, corporate and private banking. Growth, supported by volume, has been notable with a good mix of profitability, asset quality and retail efficiency. In 2006 it had net profits of $460m, some $34.2 billion in assets and a network of 417 branches in Texas, Alabama, Arizona, Florida, Colorado and New Mexico. These are concentrated in metropolitan areas of high growth. It is extremely well positioned in the so-called Sun Belt, which runs across the southern US from California to Florida. This is the most attractive region in that country with above-average growth and a sizeable Hispanic population.

This acquisition meets BBVA’s criteria for growth through non-organic operations: it matches the Group’s strategy and creates shareholder value. The immediate impact of the operation is positive. It will lift earnings per share and maximise value for BBVA shareholders. The Group foresees synergies in revenues and costs after it integrates Compass with its present US network and it can benefit from the capabilities of the entire group and the leading franchise in Mexico.

In terms of strategy, Compass is an excellent fit with BBVA's previous acquisitions in Texas and California. The Group's new American franchise will have $47 billion in assets, $32 billion in loans, $33 billion in deposits and 622 branches in 7 states. This will make it one of the top 20 banks in that country, with a leading position in the Sun Belt. At that point it will represent about 10% of the total BBVA Group. This is the biggest acquisition ever announced by BBVA. This is a definitive step in its growth strategy in America.

CHANGES IN INFORMATION PRESENTATION AND CONTENT

The constant desire of the BBVA Group to extend and improve the information it offers the market and its shareholders has led to the introduction of changes in this quarterly report, which now consists of the following sections:

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Group financial information: apart from the present section, which contains the relevant aspects of the quarter, this carries full information on the Group's results. It includes an income statement without non-recurrent items to present a clearer view of management's performance. There are also the balance sheet and details of business activity, the capital base and the share price.

•
Management of risk and economic capital: apart from the usual information on lending and market risk, for the first time this section incorporates ample details of economic capital, economic profit and risk-adjusted return at group level and for the business areas.

•
Business Areas: this now reflects the new organisation approved in December 2006. There are new areas (Spain & Portugal and Global Businesses) and it also provides equivalent figures for these areas in 2006. Mexico & USA includes an income statement for Mexico alone and South America contains information by country. The remaining area is Corporate Activities. Furthermore, we have added a new section with a breakdown of the main results and total assets by secondary segments such as geographic region.

•	Corporate Responsibility: this section remains the same, reporting the major activities of the Group during the quarter.

FORWARD-LOOKING STATEMENTS

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC. BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This filing may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department. BBVA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

PARTICIPANTS IN THE TRANSACTION

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on March 30, 2007, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006. Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.